ADMINISTRATIVE AND DISTRIBUTION SERVICES AGREEMENT

This Agreement, effective as of March 22, 2021, is between John Hancock Life Insurance Company (U.S.A.), a Michigan life insurance company originally organized under the laws of Maine (“JHUSA”), John Hancock Life Insurance Company of New York, a life insurance company organized under the laws of and domiciled in the State of New York (“JHNY”) (JHUSA and JHNY being referred to herein collectively as the “Company”), and Northern Lights Variable Trust, an open-end management investment company organized as a Delaware business trust (the “Trust”), and is intended to supplement the Participation Agreement dated March 22, 2021 by and between the Company, the Trust, the Trust’s investment adviser, and the Trust’s distributor.

WHEREAS, the Trust offers series of mutual funds (each such fund, a “Fund” and collectively, the “Funds”) listed in Exhibit B hereto, which may be amended from time to time; and

WHEREAS, the Company, directly or through its agents or affiliates, provides certain administrative and distribution services to the owners of certain variable annuity contracts and/or variable life insurance policies (the “Separate Accounts”) and the Funds will be included as underlying investment options for the variable annuity contracts and/or variable life insurance policies issued by the Company (collectively, “Variable Products”) pursuant to the Participation Agreement; and

WHEREAS, the Company proposes to provide the administrative and distribution services, and incur related expenses, including but not limited to those described in Exhibit A (collectively, “Services”) on behalf of the Funds; and

WHEREAS, the parties hereto acknowledge and agree that the respective rights, obligations, responsibilities, and liabilities of JHUSA and JHNY under this Agreement shall be several and not joint.

In consideration of the foregoing and the mutual covenants set forth below the Company and the Trust agree as follows:

1. Administrative and Distribution Services. The Company will assist the Trust, as they may agree from time to time, with the provision of various Services to the Funds, including but not limited to those described in Exhibit A, as they may relate to investments in the Funds by the Separate Accounts.

2. Payment for Services. In consideration of the Services to be provided by the Company and its agents or affiliates, the Trust shall pay to the Company fees with respect to each Fund equal to the amount set forth in Exhibit B per annum of the average aggregate net asset value of the shares of the Fund held by the Separate Accounts under the Participation Agreement. For purposes of computing the payment to the Company contemplated under this Paragraph 2, the average aggregate net asset value of shares of the Fund held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during each month. The Payments contemplated by this Paragraph 2 shall be calculated by the Fund at the end of each calendar month and will be paid to each Company within 30 business days thereafter.

3. Term and Termination. This Agreement will terminate automatically upon assignment. Unless terminated as herein provided, this Agreement shall continue in effect for one year from the effective date and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both: (i) the Trustees of the Trust; and (ii) the Trustees who are not interested persons of the Trust (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) and who have no direct or indirect financial interest in the operation of this Agreement (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated with respect to a Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. If this Agreement is terminated with respect to one or more Funds, such Funds will not be required to make any payments for Services rendered, or related expenses incurred, after the date of termination; provided that unless terminated with respect to a Fund by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, payments pursuant to this Agreement shall continue for so long as the Separate Accounts own shares of the Fund. The Company may terminate this Agreement at any time.

4. Relationship to Other Agreements. This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Participation Agreement. All representations and warranties made by the parties in the Participation Agreement are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

NORTHERN LIGHTS VARIABLE TRUST

By:	/s/ Richard Malinowski
Name: Richard Malinowski
Title: Vice President

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) and
JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Brooks Tingle
Name: Brooks Tingle
Title: President & CEO, John Hancock Insurance

Exhibit A

Administrative and Distribution Services

The Administrative and Distribution Services to be provided include, but are not limited to, the following:

(a)

printing, duplication, and distribution of Fund prospectuses, statements of additional information, proxy materials, shareholder reports, sales materials, and other Fund literature, it being understood that the parties’ respective obligations with respect to performing and bearing the costs of those functions are as provided for in the Participation Agreement;

(b)	education of existing or prospective Variable Product owners (“Security Holders”) and broker-dealers and their representatives regarding the Funds;

(c)	answering inquiries from any of such persons regarding the Funds; and

(d)

providing sub-transfer agency services, including by processing Security Holder Variable Product transactions that affect Security Holders’ interests in the Funds; calculating and maintaining records of each Security Holder’s interest in each Fund at any time; and preparing and delivering Variable Product confirmations and account statements to Security Holders that advise each Security Holder of their then-current interest in each Fund and how said interest has been affected by transactions under that Security Holder’s Variable Product.

Exhibit B

Fund	Fee

Designated Fund	Shareholder Services
TOPS® Conservative ETF Portfolio – Class 2	0.25%
TOPS® Balanced ETF Portfolio – Class 2	0.25%
TOPS® Moderate Growth ETF Portfolio – Class 2	0.25%
TOPS® Growth ETF Portfolio – Class 2	0.25%
TOPS® Aggressive Growth ETF Portfolio – Class 2	0.25%